MANAGEMENT'S DISCUSSION AND ANALYSIS	Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our First Quarter 2025 Interim Condensed Consolidated Financial Statements (First Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this MD&A to the MLSE Transaction are to our proposed acquisition of BCE Inc.'s (Bell) indirect 37.5% ownership stake of Maple Leaf Sports and Entertainment Inc. (MLSE). For additional details regarding the MLSE Transaction, see "MLSE Transaction" in our 2024 Annual MD&A and note 20 to our 2024 Annual Audited Consolidated Financial Statements. References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 22, 2025 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2025

Where to find it

2	Strategic Highlights	24	Commitments and Contractual Obligations
3	Quarterly Financial Highlights	24	Regulatory Developments
4	Summary of Consolidated Financial Results	25	Updates to Risks and Uncertainties
5	Results of our Reportable Segments	25	Material Accounting Policies and Estimates
10	Review of Consolidated Performance	26	Key Performance Indicators
13	Managing our Liquidity and Financial Resources	26	Non-GAAP and Other Financial Measures
18	Overview of Financial Position	29	Other Information
19	Financial Condition	31	About Forward-Looking Information
21	Financial Risk Management

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Awarded Canada’s most reliable wireless network by Opensignal in February 2025.
•Recognized as Canada's most reliable Internet by Opensignal in March 2025.
•Launched the first commercial deployment in Canada of Ericsson 5G Cloud RAN technology.

Deliver easy to use, reliable products and services
•Launched Rogers Xfinity Storm-Ready WiFi nationally, Canada's first home Internet backup solution.
•Launched Rogers Xfinity App TV, an app-only bundle that brings together live and on-demand TV and streaming services.
•Launched popular HGTV, Food Network, Magnolia, Discovery, and Discovery ID channels.

Be the first choice for Canadians
•Renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season.
•Broadcast the 4 Nations Face-Off championship game, the second most-watched hockey game ever on Sportsnet.
•Broadcast Canada’s #1 Canadian original drama, Citytv's Law & Order Toronto: Criminal Intent, for the second year in a row.

Be a strong national company investing in Canada
•Invested $978 million in capital expenditures, the majority of which was in our networks.
•Signed a three-year agreement with the Toronto International Film Festival to be the Presenting Partner of the Festival.
•Expanded access to hockey for newcomers and underprivileged youth.

Be the growth leader in our industry
•Grew total service revenue and adjusted EBITDA by 2%.
•Reported industry-leading margins in our Wireless and Cable operations.
•Generated substantial free cash flow1 of $586 million and cash flow from operating activities of $1,296 million.

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion (approximately $7 billion) equity investment (the "network transaction"). Under the terms of the network transaction, Blackstone will acquire a non-controlling interest in a new Canadian subsidiary of Rogers that will own a minor part of our wireless network. We will maintain full operational control of our network and we will include the financial results of the subsidiary in our consolidated financial statements. We intend to use the net proceeds from the network transaction to repay debt.

Following the closing of the network transaction, Blackstone will hold a 49.9% equity interest (with a 20% voting interest) in the subsidiary and we will hold a 50.1% equity interest (with an 80% voting interest) in the subsidiary. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in the subsidiary. The Blackstone investment will be reported as equity in our consolidated financial statements.

1    Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	First Quarter 2025

During the first five years of Blackstone's investment, the subsidiary will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and Rogers of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment.

The network transaction is expected to close shortly after all closing conditions are waived or satisfied. Please see our material change report filed on sedarplus.ca on April 4, 2025 for more information. In connection with the network transaction, we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and will pay an aggregate of approximately $30 million to the consenting holders for their consents concurrently with closing the network transaction plus approximately $19 million of other directly attributable transaction costs.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 2% this quarter, driven by service revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 2% this quarter, primarily as a result of continued growth in our subscriber base. Wireless equipment revenue decreased by 3%, primarily as a result of lower device sales to new and existing subscribers.

Cable revenue decreased by 1% this quarter as a result of continued competitive promotional activity and declines in our Home Phone, Video, and Satellite subscriber bases.

Media revenue increased by 24% this quarter, primarily as a result of higher sports-related revenue, including at the Toronto Blue Jays, and higher subscriber and advertising revenue related to the launch of Warner Bros. Discovery’s suite of channels and content.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 2% this quarter, and our adjusted EBITDA margin increased by 10 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 2%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 65%, up 40 basis points.

Cable adjusted EBITDA increased by 1% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57%, up 110 basis points.

Media adjusted EBITDA increased by $36 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased by 9% and 1%, respectively, this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,296 million (2024 - $1,180 million), which increased as a result of higher adjusted EBITDA and a lower net investment in net operating assets and liabilities partially offset by higher income taxes paid, and free cash flow of $586 million (2024 - $586 million), which was in line with last year.

As at March 31, 2025, we had $7.5 billion of available liquidity2 (December 31, 2024 - $4.8 billion), primarily including $2.7 billion in cash and cash equivalents and $4.0 billion available under our bank and other credit facilities.

Our debt leverage ratio2 as at March 31, 2025 was 4.3 (December 31, 2024 - 4.5). Had the network transaction closed on March 31, 2025, our debt leverage ratio as at March 31, 2025 would have been 3.6. See "Financial Condition" for more information.

We also returned $269 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 29, 2025.

2    Available liquidity and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	First Quarter 2025

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg

Revenue
Wireless	2,544	2,528	1
Cable	1,935	1,959	(1)
Media	596	479	24
Corporate items and intercompany eliminations	(99)	(65)	52
Revenue	4,976	4,901	2
Total service revenue [1]	4,447	4,357	2

Adjusted EBITDA
Wireless	1,311	1,284	2
Cable	1,108	1,100	1
Media	(67)	(103)	(35)
Corporate items and intercompany eliminations	(98)	(67)	46
Adjusted EBITDA [2]	2,254	2,214	2
Adjusted EBITDA margin [2]	45.3%	45.2%	0.1	pts

Net income	280	256	9
Basic earnings per share	$0.52	$0.48	8
Diluted earnings per share	$0.50	$0.46	9

Adjusted net income [2]	543	540	1
Adjusted basic earnings per share [2]	$1.01	$1.02	(1)
Adjusted diluted earnings per share [2]	$0.99	$0.99	—

Capital expenditures	978	1,058	(8)
Cash provided by operating activities	1,296	1,180	10
Free cash flow	586	586	—
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	4	First Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue
Service revenue from external customers	2,003	1,986	1
Service revenue from internal customers	23	10	130
Service revenue	2,026	1,996	2
Equipment revenue from external customers	518	532	(3)
Revenue	2,544	2,528	1

Operating costs
Cost of equipment	508	539	(6)
Other operating costs	725	705	3
Operating costs	1,233	1,244	(1)

Adjusted EBITDA	1,311	1,284	2

Adjusted EBITDA margin [1]	64.7%	64.3%	0.4	pts
Capital expenditures	407	404	1
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg

Postpaid mobile phone
Gross additions	337	443	(106)
Net additions	11	98	(87)
Total postpaid mobile phone subscribers[2]	10,779	10,486	293
Churn (monthly)	1.01%	1.10%	(0.09	pts)
Prepaid mobile phone
Gross additions	132	84	48
Net additions (losses)	23	(37)	60
Total prepaid mobile phone subscribers[2]	1,129	1,018	111
Churn (monthly)	3.34%	3.90%	(0.56	pts)
Mobile phone ARPU (monthly) [3]	$56.94	$58.06	($1.12)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 2% increase in service revenue this quarter was primarily a result of continued growth in our subscriber base, partially offset by the impact of our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

The decrease in mobile phone ARPU this quarter was a result of ongoing competitive intensity in a slowing market.

The decrease in gross and net additions this quarter was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	5	First Quarter 2025

Equipment revenue
The 3% decrease in equipment revenue this quarter was primarily a result of:
•fewer device upgrades by existing customers; and
•a decrease in new subscribers purchasing devices due to lower gross additions; partially offset by
•a continued shift in the product mix towards higher-value devices.

Operating costs
Cost of equipment
The 6% decrease in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 3% increase in other operating costs this quarter was a result of:
•higher service costs; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	6	First Quarter 2025

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue
Service revenue from external customers	1,907	1,935	(1)
Service revenue from internal customers	17	12	42
Service revenue	1,924	1,947	(1)
Equipment revenue from external customers	11	12	(8)
Revenue	1,935	1,959	(1)

Operating costs	827	859	(4)

Adjusted EBITDA	1,108	1,100	1

Adjusted EBITDA margin	57.3%	56.2%	1.1	pts
Capital expenditures	446	480	(7)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2025	2024	Chg

Homes passed [2]	10,270	9,992	278
Customer relationships
Net additions	4	7	(3)
Total customer relationships [2]	4,687	4,643	44
ARPA (monthly) [3]	$136.97	$140.10	($3.13)

Penetration [2]	45.6%	46.5%	(0.9	pts)

Retail Internet
Net additions	23	26	(3)
Total retail Internet subscribers [2]	4,296	4,188	108
Video
Net losses	(32)	(27)	(5)
Total Video subscribers [2]	2,585	2,724	(139)
Home Monitoring
Net additions (losses)	5	(1)	6
Total Home Monitoring subscribers [2]	138	88	50
Home Phone
Net losses	(26)	(35)	9
Total Home Phone subscribers [2]	1,481	1,594	(113)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% decrease in service revenue and lower ARPA this quarter were a result of:
•continued competitive promotional activity; and
•declines in our Home Phone, Video, and Satellite subscriber bases.

Operating costs
The 4% decrease in operating costs this quarter was a result of ongoing cost efficiency initiatives, partially offset by increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	7	First Quarter 2025

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue from external customers	517	415	25
Revenue from internal customers	79	64	23
Revenue	596	479	24

Operating costs	663	582	14

Adjusted EBITDA	(67)	(103)	(35)

Adjusted EBITDA margin	(11.2)%	(21.5)%	10.3	pts
Capital expenditures	36	120	(70)

Revenue
The 24% increase in revenue this quarter was a result of:
•higher sports-related revenue, including at the Toronto Blue Jays; and
•higher subscriber and advertising revenue due to the launch of Warner Bros. Discovery's suite of channels and content.

Operating costs
The 14% increase in operating costs this quarter was a result of:
•higher programming and production costs, including those related to the launch of Warner Bros. Discovery's suite of channels and content; and
•higher player salaries at the Toronto Blue Jays.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2025

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2025	2024	% Chg

Wireless	407	404	1
Cable	446	480	(7)
Media	36	120	(70)
Corporate	89	54	65

Capital expenditures [1]	978	1,058	(8)

Capital intensity [2]	19.7%	21.6%	(1.9	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at March 31, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
Capital expenditures in Wireless this quarter were in line with last year as we continued to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decrease in capital expenditures in Cable this quarter was a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The decrease in capital expenditures in Media this quarter was primarily a result of lower Toronto Blue Jays stadium infrastructure expenditures associated with the Rogers Centre modernization project that was substantially completed in the prior year, partially offset by higher IT and digital infrastructure expenditures.

Capital intensity
Capital intensity decreased this quarter as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	9	First Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Adjusted EBITDA	2,254	2,214	2
Deduct (add):
Depreciation and amortization	1,166	1,149	1
Restructuring, acquisition and other	127	142	(11)
Finance costs	579	580	—
Other expense	2	8	(75)
Income tax expense	100	79	27

Net income	280	256	9

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Depreciation of property, plant and equipment	931	906	3
Depreciation of right-of-use assets	98	110	(11)
Amortization	137	133	3

Total depreciation and amortization	1,166	1,149	1

Restructuring, acquisition and other

	Three months ended March 31
(In millions of dollars)	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	90	112
Shaw Transaction-related costs	37	30

Total restructuring, acquisition and other	127	142

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the first quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include costs related to the network transaction.

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	10	First Quarter 2025

Finance costs

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Interest on borrowings, net [1]	511	508	1
Interest on lease liabilities	36	35	3
Interest on post-employment benefits	(2)	(2)	—
(Gain) loss on foreign exchange	(11)	109	n/m
Change in fair value of derivative instruments	13	(98)	n/m
Capitalized interest	(9)	(12)	(25)
Deferred transaction costs and other	41	40	2

Total finance costs	579	580	—
n/m – not meaningful
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2025	2024

Statutory income tax rate	26.2%	26.2%
Income before income tax expense	380	335
Computed income tax expense	100	88
Increase (decrease) in income tax expense resulting from:
Non-taxable stock-based compensation	(2)	(6)
Other items	2	(3)

Total income tax expense	100	79

Effective income tax rate	26.3%	23.6%
Cash income taxes paid	188	74

Cash income taxes paid increased this quarter due to higher profit and timing of installments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg

Net income	280	256	9
Basic earnings per share	$0.52	$0.48	8
Diluted earnings per share	$0.50	$0.46	9

Rogers Communications Inc.	11	First Quarter 2025

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg

Adjusted EBITDA	2,254	2,214	2
Deduct:
Depreciation and amortization [1]	937	907	3
Finance costs	579	580	—
Other expense	2	8	(75)
Income tax expense [2]	193	179	8

Adjusted net income [1]	543	540	1

Adjusted basic earnings per share	$1.01	$1.02	(1)
Adjusted diluted earnings per share	$0.99	$0.99	—
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three months ended March 31, 2025 of $229 million (2024 - $242 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Income tax expense excludes recoveries of $93 million (2024 - recoveries of $100 million) for the three months ended March 31, 2025 related to the income tax impact for adjusted items.

Rogers Communications Inc.	12	First Quarter 2025

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2025	2024
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,162	2,098
Change in net operating assets and liabilities	(83)	(289)
Income taxes paid	(188)	(74)
Interest paid, net	(595)	(555)

Cash provided by operating activities	1,296	1,180

Investing activities:
Capital expenditures	(978)	(1,058)
Additions to program rights	(24)	(13)
Changes in non-cash working capital related to capital expenditures and intangible assets	12	87
Acquisitions and other strategic transactions, net of cash acquired	—	(95)
Other	1	13

Cash used in investing activities	(989)	(1,066)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(853)	1,304
Net issuance (repayment) of long-term debt	2,602	(1,108)
Net proceeds (payments) on settlement of debt derivatives	83	(2)
Transaction costs incurred	(38)	(42)
Principal payments of lease liabilities	(133)	(112)
Dividends paid	(185)	(190)
Other	(1)	—

Cash provided by (used in) financing activities	1,475	(150)

Change in cash and cash equivalents	1,782	(36)
Cash and cash equivalents, beginning of period	898	800

Cash and cash equivalents, end of period	2,680	764

Operating activities
This quarter, cash provided by operating activities increased primarily as a result of higher adjusted EBITDA and a lower net investment in net operating assets and liabilities, partially offset by higher income taxes paid.

Investing activities
Capital expenditures
During the quarter, we incurred $978 million (2024 - $1,058 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $1,794 million (2024 - paid $152 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	13	First Quarter 2025

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at March 31, 2025 and December 31, 2024.

	As at March 31	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	502	507

Total short-term borrowings	2,102	2,959

The table below summarizes the activity relating to our short-term borrowings for the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			800
Repayment of receivables securitization			(400)			—
Net (repayment of) proceeds received from receivables securitization			(400)			800

Proceeds received from US commercial paper	299	1.435	429	839	1.348	1,131
Repayment of US commercial paper	(616)	1.430	(881)	(649)	1.350	(876)
Net (repayment of) proceeds received from US commercial paper			(452)			255

Proceeds received from non-revolving credit facilities (US$) [1]	1,045	1.433	1,497	185	1.346	249
Repayment of non-revolving credit facilities (US$) [1]	(1,048)	1.429	(1,498)	—	—	—
Net (repayment of) proceeds received from non-revolving credit facilities			(1)			249

Net (repayment of) proceeds received from short-term borrowings			(853)			1,304
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in July 2025.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Rogers Communications Inc.	14	First Quarter 2025

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			28			—
Total credit facility borrowings			28			—

Term loan facility net borrowings (US$) [1]	1	n/m	6	—	—	—
Term loan facility net repayments (US$)	—	—	—	(2,502)	1.349	(3,375)
Net borrowings (repayments) under term loan facility			6			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Total issuances of senior notes			—			3,367

Senior note repayments (Cdn$)			—			(1,100)
Senior note repayments (US$)	(1,000)	1.439	(1,439)	—	—	—
Total senior notes repayments			(1,439)			(1,100)

Net (repayment) issuance of senior notes			(1,439)			2,267

Subordinated note issuances (Cdn$)			1,000			—
Subordinated note issuances (US$)	2,100	1.432	3,007	—	—	—
Total issuances of subordinated notes			4,007			—

Net issuance (repayment) of long-term debt			2,602			(1,108)
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended March 31
(In millions of dollars)	2025	2024

Long-term debt, beginning of period	41,896	40,855
Net issuance (repayment) of long-term debt	2,602	(1,108)
Increase in government grant liability related to Canada Infrastructure Bank facility	(17)	—
(Gain) loss on foreign exchange	(14)	588
Deferred transaction costs incurred	(51)	(50)
Amortization of deferred transaction costs	36	35

Long-term debt, end of period	44,452	40,320

Rogers Communications Inc.	15	First Quarter 2025

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three months ended March 31, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We intend to use the proceeds to repay debt and to fund a portion of the MLSE Transaction.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	16	First Quarter 2025

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2025 and 2024. On April 22, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on July 3, 2025, to shareholders of record on June 9, 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Free cash flow

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Adjusted EBITDA	2,254	2,214	2
Deduct:
Capital expenditures [1]	978	1,058	(8)
Interest on borrowings, net and capitalized interest	502	496	1
Cash income taxes [2]	188	74	154

Free cash flow	586	586	—
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	17	First Quarter 2025

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2025	2024	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	2,680	898	1,782	198	See "Managing our Liquidity and Financial Resources".
Accounts receivable	5,176	5,478	(302)	(6)	Reflects business seasonality.
Inventories	562	641	(79)	(12)	n/m
Current portion of contract assets	165	171	(6)	(4)	n/m
Other current assets	1,080	849	231	27	Primarily reflects an increase in prepaid expenses related to our annual Wireless spectrum licence renewal fees and certain program rights.
Current portion of derivative instruments	274	336	(62)	(18)	n/m
Total current assets	9,937	8,373	1,564	19

Property, plant and equipment	25,191	25,072	119	—	Reflects capital expenditures incurred, partially offset by depreciation expense related to our asset base.
Intangible assets	17,725	17,858	(133)	(1)	Reflects amortization expense related to the intangible assets acquired in the Shaw Transaction.
Investments	596	615	(19)	(3)	n/m
Derivative instruments	1,095	997	98	10	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	1,131	1,189	(58)	(5)	Reflects lower financing receivables as a result of fewer subscribers upgrading their devices.
Other long-term assets	1,167	1,027	140	14	n/m
Goodwill	16,280	16,280	—	—	n/m

Total assets	73,122	71,411	1,711	2

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,102	2,959	(857)	(29)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	3,616	4,059	(443)	(11)	Reflects business seasonality.
Income tax payable	18	26	(8)	(31)	n/m
Other current liabilities	500	482	18	4	n/m
Contract liabilities	871	800	71	9	Primarily reflects an increase in prepayments for Toronto Blue Jays tickets.
Current portion of long-term debt	2,256	3,696	(1,440)	(39)	Reflects the repayment at maturity of US$1 billion of senior notes in March 2025.
Current portion of lease liabilities	603	587	16	3	n/m
Total current liabilities	9,966	12,609	(2,643)	(21)

Provisions	62	61	1	2	n/m
Long-term debt	42,196	38,200	3,996	10	Reflects the issuance of US$2.1 billion and $1 billion of subordinated notes in February 2025.
Lease liabilities	2,195	2,191	4	—	n/m
Other long-term liabilities	1,805	1,666	139	8	n/m
Deferred tax liabilities	6,270	6,281	(11)	—	n/m
Total liabilities	62,494	61,008	1,486	2

Shareholders' equity	10,628	10,403	225	2	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	73,122	71,411	1,711	2

Rogers Communications Inc.	18	First Quarter 2025

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2025 and December 31, 2024.

As at March 31, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	2,680	—	—	2,680
Bank credit facilities [1]:
Revolving	4,000	—	10	3,990
Non-revolving	500	500	—	—
Outstanding letters of credit	3	—	3	—
Receivables securitization [1]	2,400	1,600	—	800

Total	9,583	2,100	13	7,470
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter, we borrowed $28 million under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.74% as at March 31, 2025 (December 31, 2024 - 4.61%) and our weighted average term to maturity was 9.7 years (December 31, 2024 - 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

Rogers Communications Inc.	19	First Quarter 2025

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2025	2024

Current portion of long-term debt	2,256	3,696
Long-term debt	42,196	38,200
Deferred transaction costs and discounts	966	951
	45,418	42,847
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(2,744)	(2,855)
Subordinated notes adjustment [1]	(3,549)	(1,540)
Short-term borrowings	2,102	2,959
Deferred government grant liability [2]	56	39
Current portion of lease liabilities	603	587
Lease liabilities	2,195	2,191
Cash and cash equivalents	(2,680)	(898)

Adjusted net debt [3]	41,401	43,330
Divided by: trailing 12-month adjusted EBITDA	9,657	9,617

Debt leverage ratio	4.3	4.5
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. This is not a standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at April 22, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Subordinated debt	BB (stable)	Ba1/Ba2 (stable)	BB (low) (positive) [1]
US commercial paper	A-3	P-3	N/A [1]
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Rogers Communications Inc.	20	First Quarter 2025

Outstanding common shares

	As at March 31	As at December 31
	2025	2024

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	426,892,268	424,949,191

Total common shares	538,044,279	536,101,202

Options to purchase Class B Non-Voting Shares
Outstanding options	12,204,957	9,707,847
Outstanding options exercisable	6,877,328	6,135,190
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Class B Non-Voting Shares were issued as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2024 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 93.1% of our outstanding debt, including short-term borrowings, as at March 31, 2025 (December 31, 2024 - 90.8%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,142	1.433	4,503	5,707	1.344	7,668
Debt derivatives settled	3,144	1.430	4,497	8,024	1.345	10,794
Net cash paid on settlement			(17)			(1)

US commercial paper program
Debt derivatives entered	299	1.435	429	839	1.348	1,131
Debt derivatives settled	613	1.431	877	646	1.350	872
Net cash received (paid) on settlement			2			(1)

As at March 31, 2025, we had US$1,046 million and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2024 - US$1,048 million and US$314 million), at average rates of $1.431/US$ and nil/US$ (December 31, 2024 - $1.439/US$ and $1.423/US$), respectively.

Rogers Communications Inc.	21	First Quarter 2025

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months ended March 31, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at March 31, 2025, we had US$18,350 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.286/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2025 and 2024.

	Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	59	1.390	82	77	1.351	104
Debt derivatives settled	59	1.356	80	48	1.313	63

As at March 31, 2025, we had US$416 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from April 2025 to March 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.357/US$ (December 31, 2024 - $1.349/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2025 and 2024.

	Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	210	1.395	293	90	1.311	118
Expenditure derivatives settled	285	1.337	381	285	1.326	378

As at March 31, 2025, we had US$1,515 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from April 2025 to December 2026 (December 31, 2024 - January 2025 to December 2026) at an average rate of $1.344/US$ (December 31, 2024 - $1.336/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Rogers Communications Inc.	22	First Quarter 2025

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2025, we had equity derivatives outstanding for 6.0 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2024 - $53.27).

In April 2025, we reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025). The weighted average cost was adjusted to $46.96 per share.

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives during the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(In millions of dollars, except exchange rates)	2025	2024

Credit facilities	(17)	(1)
US commercial paper program	2	(1)
Senior and subordinated notes	95	—
Lease liabilities	3	—

Net proceeds (payments) on settlement of debt derivatives	83	(2)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	13,466	1.2815	17,257	1,247
As liabilities	5,300	1.3047	6,915	(764)
Debt derivatives not accounted for as hedges:
As assets	1,046	1.4307	1,497	7
Net mark-to-market debt derivative asset				490
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,515	1.3441	2,036	115
Net mark-to-market expenditure derivative asset				115
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(89)
Net mark-to-market equity derivative liability				(89)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(16)
Net mark-to-market virtual power purchase agreement				(16)

Net mark-to-market asset				500

Rogers Communications Inc.	23	First Quarter 2025

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Short-term debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(10)
Net mark-to-market virtual power purchase agreement				(10)

Net mark-to-market asset				425

Commitments and Contractual Obligations

See our 2024 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2024. These are also discussed in notes 3, 19, and 30 of our 2024 Annual Audited Consolidated Financial Statements.

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

Except for the above and as otherwise disclosed in this MD&A, as at March 31, 2025, there have been no other material changes to our material contractual obligations, as identified in our 2024 Annual MD&A, since December 31, 2024.

Regulatory Developments

See "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2025. The following are the relevant developments since that date.

Wholesale Internet Costing and Pricing
On March 27, 2025, the Supreme Court of Canada ruled that it would not examine questions related to the CRTC's decision to reverse Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access (HSA) services, which set final rates for facilities-based carriers' wholesale high-speed access, including Rogers' TPIA service.

CRTC Consultation on Market Dynamics
The public hearing originally scheduled to commence on May 12, 2025 has been delayed and is now expected to commence on June 18, 2025.

CRTC Consultation on Canadian Content
The public hearing originally scheduled to commence on March 31, 2025 has been delayed and is now expected to commence on May 14, 2025.

Rogers Communications Inc.	24	First Quarter 2025

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2025, which should be reviewed in conjunction with this MD&A.

Material Accounting Policies and Estimates

See our 2024 Annual MD&A and our 2024 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent accounting pronouncements not yet adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2025 and 2024.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties were less than $1 million for the three months ended March 31, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the three months ended March 31, 2025 and 2024. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three months ended March 31, 2025 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million of which was paid during the three months ended March 31, 2025. The remaining liability of $89 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2024 Annual MD&A.

Rogers Communications Inc.	25	First Quarter 2025

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net (loss) income

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Rogers Communications Inc.	26	First Quarter 2025

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2025	2024

Net income	280	256
Add:
Income tax expense	100	79
Finance costs	579	580
Depreciation and amortization	1,166	1,149
EBITDA	2,125	2,064
Add (deduct):
Other expense	2	8
Restructuring, acquisition and other	127	142

Adjusted EBITDA	2,254	2,214

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2025	2024

Net income	280	256
Add (deduct):
Restructuring, acquisition and other	127	142
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	229	242
Income tax impact of above items	(93)	(100)

Adjusted net income	543	540

Rogers Communications Inc.	27	First Quarter 2025

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2025	2024

Cash provided by operating activities	1,296	1,180
Add (deduct):
Capital expenditures	(978)	(1,058)
Interest on borrowings, net and capitalized interest	(502)	(496)
Interest paid, net	595	555
Restructuring, acquisition and other	127	142
Program rights amortization	(19)	(16)
Change in net operating assets and liabilities	83	289
Other adjustments [1]	(16)	(10)

Free cash flow	586	586
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	28	First Quarter 2025

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2025	2024				2023
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue
Wireless	2,544	2,981	2,620	2,466	2,528	2,868	2,584	2,424
Cable	1,935	1,983	1,970	1,964	1,959	1,982	1,993	2,013
Media	596	616	653	736	479	558	586	686
Corporate items and intercompany eliminations	(99)	(99)	(114)	(73)	(65)	(73)	(71)	(77)
Total revenue	4,976	5,481	5,129	5,093	4,901	5,335	5,092	5,046
Total service revenue	4,447	4,543	4,567	4,599	4,357	4,470	4,527	4,534

Adjusted EBITDA
Wireless	1,311	1,367	1,365	1,296	1,284	1,291	1,294	1,222
Cable	1,108	1,169	1,133	1,116	1,100	1,111	1,080	1,026
Media	(67)	53	134	—	(103)	4	107	4
Corporate items and intercompany eliminations	(98)	(56)	(87)	(87)	(67)	(77)	(70)	(62)
Adjusted EBITDA	2,254	2,533	2,545	2,325	2,214	2,329	2,411	2,190
Deduct (add):
Depreciation and amortization	1,166	1,174	1,157	1,136	1,149	1,172	1,160	1,158
Restructuring, acquisition and other	127	83	91	90	142	86	213	331
Finance costs	579	571	568	576	580	568	600	583
Other expense (income)	2	(11)	2	(5)	8	(19)	426	(18)
Net income before income tax expense	380	716	727	528	335	522	12	136
Income tax expense	100	158	201	134	79	194	111	27
Net income (loss)	280	558	526	394	256	328	(99)	109

Earnings (loss) per share:
Basic	$0.52	$1.04	$0.99	$0.74	$0.48	$0.62	($0.19)	$0.21
Diluted	$0.50	$1.02	$0.98	$0.73	$0.46	$0.62	($0.20)	$0.20

Net income (loss)	280	558	526	394	256	328	(99)	109
Add (deduct):
Restructuring, acquisition and other	127	83	91	90	142	86	213	331
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	229	228	227	220	242	249	263	252
Loss on joint venture's non-controlling interest purchase obligation	—	—	—	—	—	—	422	—
Income tax impact of above items	(93)	(75)	(82)	(81)	(100)	(85)	(120)	(148)
Income tax adjustment, tax rate change	—	—	—	—	—	52	—	—
Adjusted net income	543	794	762	623	540	630	679	544

Adjusted earnings per share:
Basic	$1.01	$1.48	$1.43	$1.17	$1.02	$1.19	$1.28	$1.03
Diluted	$0.99	$1.46	$1.42	$1.16	$0.99	$1.19	$1.27	$1.02

Capital expenditures	978	1,007	977	999	1,058	946	1,017	1,079
Cash provided by operating activities	1,296	1,135	1,893	1,472	1,180	1,379	1,754	1,635
Free cash flow	586	878	915	666	586	823	745	476

Rogers Communications Inc.	29	First Quarter 2025

Summary of financial information of long-term debt guarantor
Our outstanding senior notes and debentures, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:
Revenue	—	—	4,379	4,335	697	643	(100)	(77)	4,976	4,901
Net income (loss)	280	256	411	390	(11)	14	(400)	(404)	280	256

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2025	Dec. 31 2024	Mar. 31 2025	Dec. 31 2024	Mar. 31 2025	Dec. 31 2024	Mar. 31 2025	Dec. 31 2024	Mar. 31 2025	Dec. 31 2024
Selected Statements of Financial Position data measure:
Current assets	54,566	52,502	48,811	49,840	10,978	10,750	(104,418)	(104,719)	9,937	8,373
Non-current assets	66,207	65,637	53,670	53,586	6,057	5,807	(62,749)	(61,992)	63,185	63,038
Current liabilities	55,366	57,147	67,515	68,919	9,050	8,809	(121,965)	(122,266)	9,966	12,609
Non-current liabilities	47,929	43,922	12,013	11,962	2,334	2,097	(9,748)	(9,582)	52,528	48,399
1For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	30	First Quarter 2025

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the network transaction, including its expected terms, timing, and closing, the use of proceeds therefrom, and the expected equity treatment for the transaction from our credit rating agencies;
•the completion and financing of the MLSE Transaction;
•our debt leverage ratio, including the impact the network transaction will have on, and how we intend to manage, that ratio; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" in our 2024 Annual MD&A.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•the MLSE Transaction, and any financing for it from private investors, may not be completed on the anticipated terms or at all;
•we may not complete the network transaction on the anticipated terms or timing or at all;

Rogers Communications Inc.	31	First Quarter 2025

•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the network transaction or our subordinated notes;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	32	First Quarter 2025